OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Distributed Energy Systems Corp.
(Name of Issuer)
Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)
25475V104
(CUSIP Number)
Perseus Partners VII, L.P.
c/o Perseus, L.L.C.
2099 Pennsylvania Avenue, N.W., 9th Floor
Washington, D.C. 20006
(202) 452-0101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25475V104	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Perseus Partners VII, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		7,954,536[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,954,536[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,954,536

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.66%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
1 This number represents the maximum number of shares of common stock of Distributed Energy Systems Corp. (the “Issuer”) that potentially could be issued to Perseus Partners VII, L.P. (“Perseus VII”) in connection with the exercise of a warrant that was issued by the Issuer to Perseus VII on June 1, 2007. The warrant was issued pursuant to a Securities Purchase Agreement by and between the Issuer and Perseus VII that was signed on May 10, 2007. The warrant has an exercise price of $0.80 per share, may be exercised at any time and will expire on June 1, 2012. This statement on Schedule 13D (the “Statement”) assumes that the warrant will be fully exercised.
2 This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (7,954,536) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on May 31, 2007 (39,792,574) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (7,954,536).

2

CUSIP No.	25475V104	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Frank H. Pearl[3]

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,954,536[4]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

7,954,536[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,954,536

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.66%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
3 All of the securities reported herein are held directly for the account of Perseus VII. Frank Pearl has been included in this Statement solely because of the indirect control he exercises over Perseus VII. By virtue of such control, he may be deemed to have beneficial ownership of the securities being reported in this Statement.
4 This number represents the maximum number of shares of common stock of the Issuer that potentially could be issued to Perseus VII in connection with the exercise of a warrant that was issued by the Issuer to Perseus VII on June 1, 2007. The warrant was issued pursuant to a Securities Purchase Agreement by and between the Issuer and Perseus VII that was signed on May 10, 2007. The warrant has an exercise price of $0.80 per share, may be exercised at any time and will expire on June 1, 2012. This Statement assumes that the warrant will be fully exercised.
5 This number represents the percentage obtained by: (a) dividing the total number of shares of the Issuer’s common stock being reported in this Statement (7,954,536) by (b) the sum of (i) the number of shares of the Issuer’s common stock outstanding on May 31, 2007 (39,792,574) and (ii) the total number of shares of the Issuer’s common stock being reported in this Statement (7,954,536).

3

ITEM 1.     SECURITY AND ISSUER.
     The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Distributed Energy Systems Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 10 Technology Drive, Wallingford, CT 06492. This Statement is being filed by the Reporting Persons (as defined below) to report the acquisition by Perseus Partners VII, L.P. (“Perseus VII”) of a warrant that is exercisable for more than 5% of the Common Stock of the Issuer, and as a result of such acquisition, each of the Reporting Persons may be deemed the beneficial owner of more than 5% of the Common Stock of the Issuer.
ITEM 2.     IDENTITY AND BACKGROUND.
     (a), (b) and (c). This Statement is filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:
     Perseus Partners VII, L.P., and
     Frank H. Pearl (“Mr. Pearl”).
     Perseus VII and Mr. Pearl are collectively referred to herein as the “Reporting Persons.”
     The business address of Perseus VII and Mr. Pearl is 2099 Pennsylvania Avenue, N.W., 9th Floor, Washington, D.C. 20006.
     Perseus VII was organized for the purpose of acquiring, holding, managing, supervising and disposing of investments in various businesses.
     Mr. Pearl is the Chairman and Chief Executive Officer of Perseus, L.L.C., a Delaware limited liability company. Mr. Pearl controls Perseus, L.L.C., which was formed to engage, indirectly, in the acquiring, holding, disposing and management of various forms of investments in various businesses, and which, through certain subsidiary entities, controls Perseus VII.6 Mr. Pearl has been included as a Reporting Person in this Statement solely because of the indirect control he exercises over Perseus VII. By virtue of such control, Mr. Pearl may be deemed to have beneficial ownership of any shares of the Issuer’s Common Stock that will be issued to Perseus VII.
     (d)     None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
     (e)     None of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order

[6]	Perseus Partners VII GP, L.P., a Delaware limited partnership, is the general partner of Perseus VII. Perseus Partners VII GP, L.L.C., a Delaware limited liability company, is the general partner of Perseus Partners VII GP, L.P. The sole member of Perseus Partners VII GP, L.L.C. is Perseus, L.L.C. Perseuspur, L.L.C., a Delaware limited liability company, is the managing member of Perseus, L.L.C. Mr. Pearl, individually, owns 72.7% of Perseuspur, L.L.C. Mr. Pearl also is the sole director and sole shareholder of Rappahannock Investment Company, a Delaware corporation, which in turn owns the remaining 27.3% of Perseuspur, L.L.C.

enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violations with respect to such laws during the past five years.
     (f)     Perseus VII is a limited partnership organized under the laws of the State of Delaware. Mr. Pearl is a United States citizen.
ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The shares being reported in this Statement were acquired by the Reporting Persons in a financing transaction that closed on June 1, 2007 pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) by and between Perseus VII and the Issuer, dated May 10, 2007.
     Under the Purchase Agreement, the Issuer also issued and sold to Perseus VII a senior secured promissory note with an aggregate principal amount of $12,500,000 and a maturity date of March 1, 2008 (the “Senior Secured Note”). The Senior Secured Note bears interest at a rate of 12.5% per annum, such interest being payable, in the Issuer’s discretion, in cash or in kind by the issuance of additional senior secured promissory notes (the “Additional Senior Secured Notes”, and together with the Senior Secured Note, the “Senior Secured Notes”). Perseus VII’s consent is required to prepay the Senior Secured Note. In addition to the usual covenants and events of default, events of default under the Senior Secured Note include the removal of the Chief Executive Officer or the Chief Financial Officer of the Issuer without cause and without Perseus VII’s consent, the Issuer’s failure to allow Perseus VII to appoint an observer to attend meetings of the Issuer’s Board of Directors (the “Board”) and the Board’s failure to recommend stockholder approval of the issuance of additional shares of Common Stock as described below.
     Concurrent with its issuance of the Senior Secured Note, the Issuer issued to Perseus VII a warrant (the “Initial Warrant”) to purchase 7,954,536 shares of the Issuer’s Common Stock. The Initial Warrant has an exercise price of $0.80 per share, may be exercised at any time after the date of issuance and will expire on June 1, 2012. This Statement assumes that the Initial Warrant will be fully exercised. The Initial Warrant includes a cashless exercise provision.
     The source of the purchase price for the Senior Secured Note was capital contributions from the partners of Perseus VII.
ITEM 4.     PURPOSE OF TRANSACTION.
     The Reporting Persons are acquiring the Initial Warrant for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire other promissory notes, warrants or shares of Common Stock, outside of those contemplated by the Purchase Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the promissory notes, warrants or shares of Common Stock which they now own or may hereafter acquire from the Issuer.
     Except as described below, at the date of this Statement, the Reporting Persons do not have plans or proposals which would result in:
     (a)     The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b)     An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

     (c)     A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d)     Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e)     Any material change in the present capitalization or dividend policy of the Issuer;
     (f)     Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g)     Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h)     Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i)     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)     Any action similar to any of those actions enumerated above.
     Notwithstanding the foregoing, at the date of this Statement, the Reporting Persons do have plans or proposals which would result in:
     (a)     The acquisition of additional securities of the Issuer.
     Pursuant to the Purchase Agreement, prior to the maturity date of the Senior Secured Note, the Issuer will seek stockholder approval for the issuance and sale to Perseus VII of: (i) a senior secured convertible promissory note with an aggregate principal amount of $15,000,000 (the “Senior Secured Convertible Note”) and (ii) a warrant to purchase shares of Common Stock (the “Subsequent Warrant” and together with the Initial Warrant, the “Warrants”).
     Assuming such stockholder approval is obtained and other conditions set forth in the Purchase Agreement are satisfied or waived, the Issuer will issue and sell to Perseus VII the Senior Secured Convertible Note, the proceeds of which will be used in part to repay in full the Senior Secured Notes. The Senior Secured Convertible Note will be convertible at Perseus VII’s election into shares of Common Stock at a price per share equal to the lower of $1.20 and 75% of the volume weighted average price of the Common Stock on the NASDAQ Global Market for the ten trading day period ending on the day prior to the date of the closing of the sale of the Senior Secured Convertible Note. The Senior Secured Convertible Note will bear interest at a rate of 12.5% per annum and will, in the Issuer’s discretion, be paid either in cash or in kind by the issuance of additional senior secured convertible promissory notes (the “Additional Convertible Notes” and together with the Senior Secured Convertible Note, the “Convertible Notes”). The Additional Convertible Notes would also be convertible into shares of Common Stock on the same terms as described above for the Senior Secured Convertible Note.
     Simultaneously with the issuance of the Senior Secured Convertible Note, the Issuer will issue to Perseus VII the Subsequent Warrant. The Subsequent Warrant will allow Perseus VII to purchase a maximum of (i) 1,989,629 shares of Common Stock at an exercise price of $0.80 per share and (ii) 33,000,000 shares of Common Stock at exercise prices ranging from $1.00 to $3.00 per share.

     (b)     An extraordinary corporate transaction.
     The Issuer has undertaken in the Purchase Agreement to use commercially reasonable efforts to sell the business of its wholly owned subsidiary, Proton Energy Systems, Inc (“Proton”). The Purchase Agreement requires the Issuer to engage an investment bank to assist in soliciting offers to purchase this business by June 21, 2007.
     (c)     The sale of a material amount of assets of the Issuer or any of its subsidiaries.
     As noted directly above, the Issuer has undertaken to use commercially reasonable efforts to sell the business of its wholly owned subsidiary, Proton. Such a transaction may constitute the sale of a material amount of assets of the Issuer and its subsidiary.
     (d)     A change in the present board of directors of the Issuer.
     A precondition to the purchase of the Senior Secured Convertible Note by Perseus VII is that the Issuer shall have reduced the size of its Board to five members. Upon the issuance of the Senior Secured Convertible Note, Perseus VII will be entitled to representation on the Issuer’s Board equal to at least its percentage ownership of the Issuer assuming exercise of the Warrants and conversion of the Convertible Notes. Based upon the Issuer’s current capitalization, we believe that Perseus VII could have the right to name three of five directors.
     (g)     Impede the acquisition of control of the Issuer by any person.
     Under the terms of the Purchase Agreement, Perseus VII has a right of first refusal with respect to (i) all subsequent transactions to finance wind projects and (ii) all other financings until the Issuer has, in the aggregate, raised $20,000,000 in net investment proceeds, including financings through the issuance of any equity security or any security convertible into or exercisable for any equity security of the Issuer. By exercising its right of first refusal, Perseus VII could impede the acquisition of control of the Issuer by other persons.
     Additionally, the Senior Secured Notes provide that Perseus VII’s prior written consent is required for the Issuer to enter into any transaction, or a series of related transactions, which would result in, a change of control. “Change of control” is defined to include, among other things: (i) any merger, consolidation, reorganization, recapitalization or other business combination involving the Issuer or any of its material subsidiaries, in which the shareholders of the Issuer immediately prior thereto do not own, directly or indirectly, outstanding voting power of the surviving entity or (ii) the sale of voting securities of the Issuer in a transaction or series of related transactions that results in the purchaser owning more than 50% of the outstanding voting securities of the Issuer or any of its material subsidiaries.
     Perseus VII also has plans or proposals that would result in changes in the Issuer’s charter. In connection with the issuance of the Senior Secured Convertible Note and the Subsequent Warrant, it will be necessary for the Issuer to amend its Amended and Restated Certificate of Incorporation to increase the number of Common Shares authorized for issuance. The Issuer will seek stockholder approval of such amendment.
ITEM 5.     INTEREST IN SECURITIES OF ISSUER.
     (a)     Each of the Reporting Persons may be deemed to beneficially own an aggregate of 7,954,536 shares of Common Stock. This number represents the maximum number of shares of Common Stock that the Reporting Persons could beneficially own, assuming full exercise of the Initial

Warrant. Based on calculations made in accordance with Rule 13d-3, this number represents approximately 16.66% of the Issuer’s Common Stock (based on the 39,792,574 shares outstanding on May 31, 2007 plus the 7,954,536 shares of Common Stock reported in this Statement ).
     (b)     Perseus VII will have sole voting and dispositive power with respect to the 7,954,536 shares of Common Stock beneficially owned by Perseus VII.
     By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement, Mr. Pearl may be deemed to have the power to direct the voting and disposition of the 7,954,536 shares of Common Stock beneficially owned by Perseus VII.
     (c)     Not applicable.
     (d)     Not applicable.
     (e)     Not applicable.
ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Securities Purchase Agreement. As already described in the other Items of this Statement, the Common Stock being reported was acquired on June 1, 2007 pursuant to the Purchase Agreement by and between the Issuer and Perseus VII that was signed on May 10, 2007.
     Under the Purchase Agreement, Perseus VII initially agreed to purchase the Senior Secured Note from the Issuer. The $12,500,000 loan evidenced by this note bears interest at a rate of 12.5% per annum and will be due in full on March 1, 2008. The Issuer may elect to pay interest in cash or in kind by the issuance of Additional Senior Secured Notes. The obligations of the Issuer pursuant to the Senior Secured Notes are secured by a security interest in all of the Issuer’s assets and guaranteed by, and secured by all of the assets of, three of the Issuer’s subsidiaries: Proton, Northern Power Systems, Inc. and Technology Drive, LLC.
     Concurrent with its issuance of the Senior Secured Note, the Issuer also issued to Perseus VII the Initial Warrant being reported in this Statement. The Initial Warrant is exercisable for up to 7,954,536 shares of the Issuer’s Common Stock. The Initial Warrant has an exercise price of $0.80 per share, may be exercised at any time after the date of issuance and will expire on June 1, 2012. The Initial Warrant includes a cashless exercise provision.
     Additionally, the Purchase Agreement provides that the Issuer will seek stockholder approval for the issuance and sale of the Senior Secured Convertible Note and the Subsequent Warrant to Perseus VII. Assuming such stockholder approval is obtained and other conditions set forth in the Purchase Agreement are satisfied or waived, the Issuer will issue and sell to Perseus VII the $15,000,000 Senior Secured Convertible Note. This note will bear interest at a rate of 12.5% per annum and will, in the Issuer’s discretion, be paid either in cash or in kind by the issuance of Additional Convertible Notes. The Convertible Notes will be due in full on November 30, 2008. The proceeds of the sale of the Senior Secured Convertible Note will be used in part to repay in full the Senior Secured Notes. The Convertible Notes will be convertible at Perseus VII’s election into shares of Common Stock at a price per share equal to the lower of $1.20 and 75% of the volume weighted average price of the Common Stock on the NASDAQ Global Market for the ten trading day period ending on the day prior to the date of the closing of the sale of the Senior Secured Convertible Note. The obligations of the Issuer pursuant to the Convertible Notes will be secured by a security interest in all of the Issuer’s assets and guaranteed by, and secured by all of the assets of, three of the Issuer’s subsidiaries: Proton, Northern Power Systems, Inc. and Technology Drive, LLC.
     Simultaneously with the issuance of the Senior Secured Convertible Note, the Issuer will also issue the Subsequent Warrant to Perseus VII. The Subsequent Warrant will allow Perseus VII to purchase a maximum of (i) 1,989,629 shares of Common Stock at an exercise price of $0.80 per share and (ii) 33,000,000 shares of Common Stock at exercise prices ranging from $1.00 to $3.00 per share. The Subsequent Warrant would be exercisable at any time after the date of issuance and will expire five years after the date of issuance. The Subsequent Warrant will include a cashless exercise provision.
     The Purchase Agreement includes a variety of covenants, including, among others:
•	Perseus VII is entitled to have one representative present in a non-voting capacity at all meetings of the Issuer’s Board;

•	without Perseus VII’s consent, the Issuer may not authorize or issue any additional shares of capital stock, incur any debt in excess of $1,000,000, declare or pay any dividends on the Common Stock, redeem or repurchase any Common Stock, materially change the principal line of business for itself or any of its subsidiaries, or acquire assets or make capital expenditures of more than $1,500,000 per calendar year;

•	the Board must unanimously approve (i) the Issuer’s annual budgets, beginning with the budget for 2008 and subsequent years, as well as any incurrence of expenditures that materially deviate from the annual budget and (ii) the hiring of a new chief executive officer;

•	Perseus VII has a right of first refusal to fund certain future financing transactions as described in more detail in Item 4 above; and

•	the Issuer has undertaken to use commercially reasonable efforts to sell the business of its wholly owned subsidiary, Proton, as promptly as practicable on terms and conditions reasonably satisfactory to Perseus VII.
Registration Rights Agreement. On June 1, 2007, the Issuer and Perseus VII also entered into a Registration Rights Agreement. Pursuant to that agreement, Perseus VII is entitled to make demands that the Issuer register shares of Common Stock owned by Perseus VII or that may be acquired by Perseus VII upon the conversion of any convertible security or the exercise of any warrant, option or other right owned by it. In addition, Perseus VII has certain “piggy-back” registration rights with respect to the shares held by it on registration statements filed by the Issuer.
Senior Secured Promissory Note. On June 1, 2007, the Issuer issued and sold to Perseus VII the Senior Secured Note, the material terms of which are described in Item 3 above.
Initial Investment Warrant. On June 1, 2007, the Issuer issued to Perseus VII the Initial Warrant, the material terms of which are described in Item 3 above.
Item 7.     Material to be Filed as Exhibits.
Exhibit 1 — Joint Filing Agreement, dated June 11, 2007, by and between Perseus Partners VII, L.P. and Frank H. Pearl, filed herewith.
Exhibit 2 — Securities Purchase Agreement, dated May 10, 2007, by and between Perseus Partners VII, L.P. and Distributed Energy Systems Corp., filed herewith.

Exhibit 3 — Registration Rights Agreement, dated June 1, 2007, by and between Perseus Partners VII, L.P. and Distributed Energy Systems Corp., filed herewith
Exhibit 4 — Senior Secured Promissory Note, dated June 1, 2007, issued by Distributed Energy Systems Corp. to Perseus Partners VII, L.P., filed herewith.
Exhibit 5 — Initial Investment Warrant, dated June 1, 2007, issued by Distributed Energy Systems Corp. to Perseus Partners VII, L.P., filed herewith.
Exhibit 24 — Power of Attorney, dated May 9, 2007, appointing Kenneth M. Socha and Rona Kennedy as Attorney-In-Fact for Frank H. Pearl.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 11, 2007.	PERSEUS PARTNERS VII, L.P.
	By:	Perseus Partners VII GP, L.P., its general partner
	By:	Perseus Partners VII GP, L.L.C., its general partner
/s/ Kenneth M. Socha
	Its:	Senior Managing Director
FRANK H. PEARL
/s/ Rona Kennedy
Rona Kennedy, Attorney-In-Fact
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)